Exhibit 99.1

Company announcement

No. 18 / 2022

Interim report for Q1 2022

Zealand Pharma Provides Update on Refocused Strategy Prioritizing Research and Development

Copenhagen, DK and Boston, MA, U.S. May 12, 2022 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078) a biotechnology company focused on the discovery and development of innovative peptide-based medicines, today announced financial results for the first three months of 2022.

Financial results for the first three months of 2022

•	Revenue: DKK 15.1 million / USD 2.3 million (DKK 5.7 million / USD 0.9 million in the first three months of 2021).

•	Net operating expenses: DKK -314.2 million / USD -46.9 million (DKK -266.7 million / USD -42.0 million in the first three months of 2021).

•	Net operating result: DKK -302.0 million / USD -45.1 million (DKK -261.1 million / USD -41.2 million in the first three months of 2021).

•	Net financial items: DKK 133.0 million / USD 19.9 million (DKK 19.8 million / USD 3.1 million in the first three months of 2021).

•	Net result from Discontinued Operations Related to Restructuring: DKK -41.8 million / USD -6.2 million (DKK 0.0 million / USD 0.0 million in the first three months of 2021).

•	Cash, cash equivalents, and marketable securities: DKK 1,123.2 million / USD 167.6 million as of March 31, 2022 (March 31, 2021: DKK 1,604.1 million / USD 252.9 million).

Business highlights to date for 2022

•	Appointed new Chief Executive Officer, refocused strategy to prioritize research & development and streamlined operations. Zealand announced a corporate restructuring intended to leverage its peptide platform by prioritizing investment in its research and development pipeline programs and streamline its commercial operations. The changes will refocus the company’s resources by reducing expenses while investing in strategic development and commercialization partnerships of pipeline assets. Dr. Adam Steensberg has assumed the position of Chief Executive Officer, refocusing Zealand to better leverage its next-generation peptide platform to address unmet medical needs of patients. The Company’s commercial operations have been restructured to pursue partnerships for Zegalogue, V-Go and the glepaglutide and dasiglucagon late-stage clinical portfolio. With the change, annual operating expense reductions are expected to be at least 35% from 2021 levels.

•	Announced Amendment to Note Purchase Agreement with Oberland Capital. Zealand to repurchase $50.0 million of note principal with a 1.2x prepayment premium. Agreement includes potential for a further $75 million incremental capital following specific events and removes the liquidity covenant. The amendment with Oberland Capital reinforces Zealand’s commitment to its refocused strategy by prioritizing research and development programs and together with the restructuring extends the company’s cash runway into 2023, beyond significant pipeline milestones.

•	Completion of patient enrollment in the second Phase 3 Trial (17103) of dasiglucagon for the treatment of Congenital hyperinsulinism (CHI) in neonates up to 12 months old. Top-line results are expected in the second quarter of 2022. This Phase 3 study is the last in the program which constitute the largest clinical development program ever conducted in CHI.

•	Completion of patient enrollment in the pivotal Phase 3 trial (EASE-SBS 1) of glepaglutide in patients with short bowel syndrome (SBS). Full results of the EASE-SBS 1 pivotal Phase 3 trial are expected in the third quarter of 2022.

Adam Steensberg, President and Chief Executive Officer at Zealand Pharma, comments:

“Zealand Pharma has undergone a transformational first quarter in 2022. We have transitioned the company into a more focused and cost-effective organization that plays to our strengths as a company. We are executing on the restructuring of our commercial organization in the United States and are seeking strategic partnerships in order to maximize the value of V-Go® and Zegalogue®. We look forward to partnering our commercial programs as well our late-stage clinical pipeline programs as we look to further leverage our exciting peptide platform though strategic collaborations,” said Adam Steensberg, President and Chief Executive Officer of Zealand Pharma.

“By improving our operational efficiency and targeting business development efforts, we will be in a position to fully leverage the value of our most advanced assets and develop new peptide-based therapies through 2022 and beyond. As an R&D focused organization with a strong late-stage pipeline, we are excited about our upcoming milestones for the remainder of the year. Later this year we expect Phase 3 data for dasiglucagon in CHI in the second quarter, glepaglutide in SBS in the third quarter and Phase I data for our Amylin analogue targeting obesity later this year.”

Financial guidance for 2022

On March 30, 2022 Zealand updated the guidance for net product revenue from the sales of commercial products to be DKK 115 million +/- 10%. This was a decrease of 120 million Danish kroner from the guidance issued on March 10, 2022. Combined sales of V-Go and Zegalogue in Q1 were 39.2 million Danish kroner and in line with the updated guidance.

Following the company’s announced intent to exit its V-Go activities, net product revenue for the device is to be accounted for as discontinued operations and no longer reported as net product revenue. As such, net product revenue reported in the Q1 earnings release only reflects sales of Zegalogue, which were 4.1 million Danish kroner with full year net product revenue projected to be 19 million Danish kroner excluding any potential partnerships or licensing agreements.

In 2022, Zealand Pharma expects revenue from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand Pharma does not intend to provide guidance on such revenue.

Net operating expenses in 2022 are expected to be DKK 1,000 million +/-10%. This is unchanged from our updated guidance issued on March 30, 2022 and is a decrease of DKK 200 million from the guidance issued on March 10, 2022.

2

Conference call today at 4 pm CEST / 10 am EDT

Zealand Pharma’s management will host a conference call today at 4 pm CEST to present results through the first three months of 2022. Participating in the call will be Chief Executive Officer Adam Steensberg and Chief Financial Officer Matt Dallas. The presentation will be followed by a Q&A session with the presenters.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark, Copenhagen	+45 32 720 417
Denmark, tollfree	+80 711 246
France, Paris	+33 (0) 170 700 781
Netherlands, Amsterdam	+31 (0) 207956614
United Kingdom	+44 (0) 844 481 9752
United States	+1 646 741 3167
International	+44 (0) 2071 928338
Confirmation Code:	6062077

A live audio webcast of the call, including an accompanying slide presentation, will be accessible from the Investor section of Zealand Pharma’s website. Participants are advised to register for the webcast approximately 10 minutes before the start. A recording of the event will be available on the Investor section of Zealand Pharma’s website following the call.

Refocused Strategy

On March 30th the company announced a refocused strategy prioritizing research and development programs. As part of this strategy, commercial operations were restructured to pursue partnerships for Zegalogue, V-Go and the glepaglutide and dasiglucagon late-stage clinical portfolio. The global cost base will be reduced by approximately 35% from 2021 levels with the US workforce to be reduced by approximately 90% by the third quarter of this year. Approximately 65% of the reductions in the US workforce were effective in April.

As a consequence of the changes to Zealand Pharma’s strategic focus, by mutual agreement, Chief Financial Officer (CFO) Matthew Dallas will leave the company on August 31st 2022. Since joining the company in 2019 Matthew Dallas has provided valuable financial leadership with pre-commercial and commercial financial planning and has built a robust and experienced Finance Department at the company. A search for a new CFO is underway and we will communicate further on progress with the search when we can.

Progress for Commercialized Products

Zegalogue® (dasiglucagon) injection

Zegalogue launched in the U.S. in late June 2021. The Company’s primary goal in the initial phase of launch was to establish favorable market access coverage working with Pharmacy Benefit Managers (PBMs), Managed Care Organizations (MCOs), and state Medicaid agencies to add Zegalogue to their respective formularies. In the second quarter of 2022 we expect to initiate a clinical study in children aged 1 to 6 years to explore the safety and effectiveness of 0.6 mg/0.6mL dasiglucagon injection in this age group.

Zegalogue net revenue for the first three months of 2022 was DKK 4.1 million / USD $0.6 million.

3

V-Go® wearable insulin delivery device

The V-Go series of Wearable Insulin Delivery Devices are indicated for continuous subcutaneous infusion of either 20 Units of insulin (0.83 U/hr), 30 Units of insulin (1.25 U/hr) or 40 Units of insulin (1.67 U/hr) in one 24-hour time period and on-demand bolus dosing in 2-Unit increments (up to 36 Units per one 24-hour time period) in adults requiring insulin.

V-Go net revenue for the first three months of 2022 was DKK 35.7 million / USD $5.3 million.

Pipeline Update

Type 1 Diabetes Management

Dasiglucagon for Bihormonal Artificial Pancreas systems

Zealand Pharma is developing a pre-filled dasiglucagon cartridge intended for use in Bihormonal Artificial Pancreas systems, which holds potential to improve the management of type 1 diabetes (T1D).

Zealand is collaborating with Beta Bionics, developer of the Bihormonal iLet® bionic pancreas system, a pocket-sized, dual chamber (insulin and glucagon), autonomous, glycemic control system. The iLet® bionic pancreas is an investigational device, limited by federal (or United States) law to investigational use only. The iLet® bionic pancreas intends to mimic a biological pancreas by calculating and dosing insulin and/or glucagon (dasiglucagon) as needed, based on input data from a continuous glucose monitor (CGM) worn by a person with diabetes.

Zealand’s partner, Beta Bionics, and the study sponsor, the Jaeb Center for Health Research, initiated screening into the Phase 3, Bihormonal iLet® Bionic Pancreas Pivotal Program, utilizing insulin and dasiglucagon in late 2021 with dosing of the first participants in the study are expected in later in 2022. The Phase 3 program includes three sub-trials, which are anticipated to provide the clinical data necessary to support the market application for the bihormonal iLet® bionic pancreas and the new-drug application (NDA) for the use of dasiglucagon in bihormonal Artificial Pancreas systems. The first of these three sub-trials is a three-month single-arm, bihormonal-only safety and test-run trial that will enroll two participants at each of the approximately 30 clinical sites. After 20 pediatric participants and 20 adult participants have been successfully treated for a minimum of 3 weeks in this trial, the two randomized controlled trials (RCTs) will begin – one enrolling ~ 350 pediatric participants (6–17 years of age) and the other enrolling 350 adult participants (≥ 18 years of age) with T1D.

The primary outcome measure in the RCTs is superiority in HbA1c of the bihormonal iLet® bionic pancreas using dasiglucagon relative to the insulin-only iLet® system after 26 weeks of therapy on the two interventions. The bihormonal iLet® bionic pancreas performance will also be compared to intensified usual care using CGM therapy in a third arm in both the pediatric and adult RCTs.

On April 30th Beta Bionics announced the results of the insulin-only bionic pancreas pivotal trial results. The pivotal trial was designed to test the safety and efficacy of the iLet Bionic Pancreas relative to a standard of care control group over a 13-week study period. The standard of care group was comprised approximately one-third each on automated insulin delivery (AID) systems, insulin-pump therapy with continuous glucose monitoring (CGM), and multiple daily injection therapy with CGM. The trial was conducted in a home-use setting and enrolled 440 adults and children aged 6 years and older with type 1 diabetes. The primary analysis of the trial compared the iLet, using Humalog® or Novolog®, versus standard of care in 326 adults and children; the remaining 114 adult participants used the iLet with Fiasp®.

The iLet Bionic Pancreas met all key endpoints in the trial with improved outcomes over standard of care in the following: significant reduction in HbA1c, no increased risk of hypoglycemia, and increased time in range.

4

Dasiglucagon mini-dose pen

Zealand is developing a dasiglucagon mini-dose pen for potential treatment of exercise-induced hypoglycemia in people living with type 1 diabetes and for people who suffer from meal-induced hypoglycemia following gastric bypass surgery.

Clinical studies conducted in hospital settings have shown the potential for using low doses of dasiglucagon to correct moderate hypoglycemia. Top-line results from a Phase 2a dose-finding trial in people with type 1 diabetes were presented at the American Diabetes Association congress in June 2021, and top-line results of a post bariatric hypoglycemia Phase 2a trial were reported in 2020.

In 2022, Zealand expect to present data from out-patient Phase 2 trials, utilizing the dasiglucagon mini-dose pen in in people with type 1 diabetes and for people that suffer from meal-induced hypoglycemia following gastric bypass surgery (ClinicalTrials.gov Identifier: NCT04764968 and NCT04836273).

Rare Diseases

Dasiglucagon for congenital hyperinsulinism (CHI)

The potential for chronic dasiglucagon infusion delivered via a pump to prevent hypoglycemia in children with CHI is being evaluated in a Phase 3 program. The aim is to reduce or eliminate the need for intensive hospital treatment, reduce the frequency of dangerous low blood glucose and need for constant feeding, and to potentially delay or eliminate the need for pancreatectomy. The FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI.

Data from the first Phase 3 trial in the program, trial 17109, were reported in December 2020. This trial evaluated children aged 3 months to 12 years old with more than three hypoglycemic events per week despite previous near-total pancreatectomy and/or maximum medical therapy. Dasiglucagon on top of standard of care (SOC) did not significantly reduce the rate of hypoglycemia compared to SOC alone when assessed by the primary endpoint, intermittent self-measured plasma glucose. However, hypoglycemia was reduced by 40–50% with dasiglucagon as compared to SOC alone when assessed by blinded continuous glucose monitoring. Dasiglucagon treatment was assessed to be well tolerated in the study and 31 out of 32 patients continued into the long-term extension study.

We have completed enrollment into the second Phase 3 trial, 17103, in neonates up to 12 months old with CHI Trial results are expected in the second quarter of 2022 and if positive we expect to submit an NDA to the US FDA based on data from both Phase 3 trials and the ongoing long-term extension trial, 17106.

Glepaglutide for short bowel syndrome (SBS)

Glepaglutide is a long-acting GLP-2 analog, being investigated for the potential treatment of short bowel syndrome with the primary endpoint of reducing or eliminating the need for parenteral support in people living with SBS, as further detailed below. Phase 2 data have shown the potential of glepaglutide to increase intestinal absorption in people with SBS.

The EASE-SBS Phase 3 program includes 4 trials. EASE-SBS 1 is the pivotal Phase 3 trial with enrolment of up to 108 patients with SBS that seeks to establish the efficacy and safety of once- and twice-weekly administration of glepaglutide. The initial trial duration is six months, whereafter trial participants are able to enroll in the extension trials, EASE-SBS 2 and 3. A Phase 3b trial, EASE-SBS 4, was initiated in Q3 2021 and will assess long-term effects of glepaglutide on intestinal fluid and energy uptake.

5

Enrollment has been completed in the EASE-SBS 1 trial and we expect to have results in Q3 2022. The primary endpoint in the trial is the absolute reduction in parenteral support and in the event of positive trial results we expect to submit an NDA with the FDA based on efficacy and safety data from the full EASE-SBS trial program. The FDA granted orphan drug designation to glepaglutide for the treatment of SBS.

Dapiglutide

Dapiglutide (pINN) is a long-acting GLP-1R/GLP-2R dual agonist. The Phase 1b multiple-ascending dose, safety and tolerability trial investigating dapiglutide in healthy volunteers was completed in November 2021 and dapiglutide was found to have an acceptable safety and tolerability profile. Results showed a plasma half-life allowing for once weekly dosing and effects on several biomarkers suggest clinically relevant exposures of dapiglutide were achieved. Zealand expects to present data from the Phase 1b trial at scientific conferences and to initiate the next development steps in 2022.

Obesity

ZP8396

ZP8396 is a potent long-acting amylin analogue designed to improve solubility and allow for co-formulation with other peptides, including GLP1 analogues. Amylin analogues hold potential as both mono and combination therapies for obesity and type 2 diabetes. Preclinical data on ZP8396 was presented at The Obesity Society Annual Meeting, which showed anti-obesity effects of ZP8396 in in-vivo models, with up to 20% weight loss when combined with GLP1 analogue semaglutide.

The Phase 1a clinical trial with ZP8396 for potential treatment of obesity was initiated in November 2021. This First-in-Human, randomized, single ascending dose trial will assess the safety, tolerability, pharmacokinetics, and pharmacodynamics of ZP8396 administered to healthy subjects. Zealand expects to initiate the Phase 1b multiple ascending dose trial of ZP8396 later in 2022.

BI 456906 for obesity, diabetes and non-alcoholic steatohepatitis (with Boehringer Ingelheim)

The dual glucagon (GCGR)/GLP1 receptor agonist, BI 456906, activates two key gut hormone receptors simultaneously and may offer better efficacy than current single-hormone receptor agonist treatments. The lead molecule BI 456906 is targeting treatment of obesity and associated metabolic diseases. At Obesity Week in November 2021, Boehringer Ingelheim presented data from the Phase 1b trial, demonstrating up to 13.7% weight loss and no unexpected safety findings following 16 weeks of dosing in people with overweight/obesity.

The molecule is being assessed across three parallel Phase 2 trials. The Phase 2 trial in people with diabetes is completed and we are planning to present data from the trial at scientific conferences later in 2022. The trial evaluated dose-relationship of BI 456906 on HbA1c from baseline to 16 weeks relative to placebo in 410 people with diabetes (ClinicalTrials.gov Identifier: NCT04153929). Secondary objectives were to assess the effect on change in body weight. The second Phase 2 randomized double-blind placebo-controlled dose-finding trial evaluating BI 456906 in people with overweight/obesity has reached its randomization target (ClinicalTrials.gov Identifier: NCT04667377). We expect trial results later this year with the primary endpoint being the percentage change in body weight at week 46 compared to placebo. The third Phase 2 randomized double-blind placebo-controlled dose-finding trial is evaluating BI 456906 in people with NASH and liver fibrosis (F2/F3) (ClinicalTrials.gov Identifier: NCT04771273). The primary endpoint of this trial is the histological improvement of steatohepatitis without worsening of fibrosis after 48 weeks of treatment. Participants will receive a weekly subcutaneous injection of either different doses of BI 456906 or placebo for the duration of the trial. The NASH program has received Fast Track Designation from the U.S. FDA.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand Pharma is eligible to receive up to EUR 345 million in outstanding milestone payments, and high-single to low-double digit royalties on global sales.

6

Inflammation

Zealand Pharma is pursuing multiple pre-clinical programs in inflammatory diseases which will be detailed more as they progress through development.

Complement inhibitors (with Alexion, AstraZeneca Rare Disease)

Zealand Pharma and Alexion are collaborating on the discovery and development of novel peptide therapies for complement-mediated diseases. Under the terms of the agreement, Alexion and Zealand Pharma entered into an exclusive collaboration for the discovery and development of subcutaneously delivered peptide therapies directed to up to four complement pathway targets. The lead program is a long-acting inhibitor of Complement C3 which has the potential to treat a broad range of complement mediated diseases. Zealand Pharma will lead the joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with IND filing and Phase 1 trials.

For the lead target, Zealand Pharma is eligible to receive up to USD $610 million in development and sales milestone payments, plus royalties on global sales in the high single to low double digits. In addition, Alexion has the option to select up to three additional targets with Zealand Pharma eligible for USD $15 million upfront per target plus development/regulatory milestones for each target selected similar to the lead target with slightly reduced commercial milestones and royalties.

Research

Research collaboration with Iktos to develop Artificial Intelligence technology for peptide drug design

Iktos, a company specialized in Artificial Intelligence for new drug design, and Zealand Pharma, are collaborating to develop generative modelling artificial intelligence (AI) technology for application to peptide drug design. Under the collaboration agreement, Zealand will evaluate the application of Iktos AI technology to the peptide space, and Iktos and Zealand will co-develop generative and predictive AI technology for peptide drug design, leveraging both Iktos’ proprietary generative modelling technologies and capabilities in machine learning and AI, and Zealand’s expertise in peptide drug discovery know-how.

Additional Updates

None

Upcoming events

Zealand Pharma plans to publish results for the second quarter of 2022 on August 11, 2022.

Total number of shares and voting rights in Zealand Pharma as of March 31, 2022

Number of shares (nominal value of DKK 1 each): 43,634,142 which is unchanged from 43,643,142 as of March 31, 2021.

Therefore, the current Share capital is (nominal value in DKK): 43,634,142.

7

Number of voting rights: 43,634,142

Update regarding COVID-19

Zealand Pharma continues to monitor the COVID-19 pandemic and take precautions to keep our employees, patients, business and clinical partners safe. We maintain compliance with guidance from applicable government and health authorities as appropriate.

Update regarding Russia and Ukraine

Zealand has reviewed its business operations in light of the geopolitical instability in Europe and concluded that employees, clinical studies, or product supply are not affected or at material risk at this time

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark and for more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

8

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements”, as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products, the timing of the company’s clinical trials and the reporting of data therefrom, the restructuring of the company’s commercial organization in the United States and the company’s Financial Guidance for 2022.  These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements.  Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, unexpected costs or delays in clinical trials and other development activities due to adverse safety events or otherwise; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; our ability to successfully market both new and existing products; changes in reimbursement rules and governmental laws and related interpretation thereof; government-mandated or market-driven price decreases for our products; introduction of competing products; production problems; unexpected growth in costs and expenses; our ability to effect the strategic reorganization of our businesses in the manner planned; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may reject, fail to approve or may delay approval of our drug candidates or expansion of product labeling; failure to obtain regulatory approvals in other jurisdictions; exposure to product liability and other claims; interest rate and currency exchange rate fluctuations; unexpected contract breaches or terminations; political uncertainty, including due to the ongoing military conflict in Ukraine; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement.  All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof.  Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

NOTE: DKK/USD Exchange rates used: March 31, 2022 = 6.7002 and March 31, 2021 = 6.3430

For further information, please contact:

Maeve Conneighton

Argot Partners

Email: investors@zealandpharma.com

For U.S. Media

David Rosen

Argot Partners

Email: media@zealandpharma.com

9

Key figures

DKK thousand

INCOME STATEMENT AND COMPREHENSIVE INCOME	Note	Q1 2022	Q1 2021*	FY 2021*
Revenue		15,077	5,704	113,804
Gross margin		12,165	5,704	82,687
Research and development expenses		-152,534	-135,058	-587,138
Sales and Marketing expenses		-34,546	-64,731	-309,321
Administrative expenses		-50,616	-66,883	-258,270
Net operating expenses		-237,696	-266,672	-1,154,729
Other operating items, net		-76,466	-165	-1,414
Operating result		-301,997	-261,133	-1,073,456
Net financial items		133,033	19,839	25,430
Result before tax		-168,964	-241,294	-1,048,026
Income tax	(1)	-12,076	-904	9,610
Net result for the period from continuing operations		-181,040	-242,198	-1,038,416
Net result for the period from discontinued operations		-41,805	14	20,267
Net result for the period		-222,845	-242,184	-1,018,149
Earnings/loss per share from continuing operations – basic/diluted (DKK)		-4.19	-5.78	-24.22
Earnings/loss per share – basic/diluted (DKK)		-5.16	-5.78	-23,75

STATEMENT OF FINANCIAL POSITION	March 31, 2022	March 31, 2021	December 31, 2021
Cash and cash equivalents	1,123,235	1,307,554	1,129,103
Marketable securities	0	296,566	299,042
Cash, cash equivalents and Marketable securities	1,123,235	1,604,120	1,428,145
Other assets	714,157	565,706	639,484
Total assets	1,837,392	2,169,826	2,067,629
Share capital	43,634	43,428	43,634
Equity	709,697	1,662,746	927,803
Total liabilities	1,127,685	505,080	1,139,826

CASH FLOW		Q1 2022	Q1 2021	FY 2021
Cash (used in)/provided by operating activities		-317,011	-368,132	-1,211,971
Cash (used in)/provided by investing activities		294,248	-4,828	-18,121
Cash (used in)/provided by financing activities		-3,461	703,536	1,332,751
Purchase of property, plant and equipment		-3,738	-4,480	-22,133

Of which cash (used in)/provided by discontinued operations		-47,803	-12,059	29,338

Free cash flow	(2)	-320,749	-372,612	-1,234,104

OTHER		March 31, 2022	March 31, 2021	December 31, 2021
Share price (DKK)		104.2	204.4	145.1
Market capitalization (MDKK)	(3)	4,503	8,603	6,220
Equity ratio (%)	(4)	39	77	45
Equity per share (DKK)	(5)	16,42	40.04	21.26
Average number of employees		338	334	346
Number of full-time employees at the end of the period		345	335	355

Notes:
* Comparatives adjusted to reflect the effect of discontinued operations. For further refer to note 3.
(1) Zealand expects to be eligible to receive up to DKK 5.5 million in Danish corporate tax benefit related to R&D expenses incurred for 2022, of which DKK 1.4 million has been recognized for the period ended March 31, 2022, which is setoff against recognized tax expense in the US.
(2) Free cash flow is calculated as the sum of cash flows from operating activities and purchase of property, plant and equipment.
(3) Market capitalization is calculated as weighted outstanding shares at the balance sheet date times the share price at the balance sheet date.
(4) Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.
(5) Equity per share is calculated as shareholders' equity divided by weighted total number of ordinary shares less weighted treasury shares.

10

Financial review

The condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act. The interim condensed consolidated financial statements are presented in DKK, which is also the functional currency of Zealand Pharma A/S (“the Company” or “the Group”).

Financial results

Revenue

DKK thousand	Q1 2022	Q1 2021	∆	∆ in percent
Sale of goods	4,121	0	4,121	N/A
License and milestone revenue	10,956	5,704	5,252	92%
Revenue from continuing operations	15,077	5,704	9,373	164%
Sale of goods from discontinued operations	35,709	42,115	-6,406	-15%
Total revenue	50,786	47,819	2,967	6%

The Increase in revenue from the sale of goods is attributable to the sales Zegalogue in Q1 2022. Zegalogue became commercially available in June of 2021 and did not have any product revenue prior to that date.

License and milestone revenue is related to reimbursement from the collaboration with Alexion Pharmaceuticals with increased activities for the program in Q1 2022 over the prior year.

Sale of goods from discontinued operations is related to sales of the V-Go insulin delivery device which is accounted for as discontinued operations as a result of the company’s restructuring announcement on March 30th.

Gross margin

DKK thousand	Q1 2022	Q1 2021	∆	∆ in percent
Gross margin from continuing operations	12,165	5,704	6,461	113%
Gross margin from discontinued operations	14,140	18,373	-4,233	-23%
Gross margin in total	26,305	24,077	2,228	9%

The increase in gross margin due to the sales of Zegalogue in Q1 2022 as well as the increase in license and milestone revenue from the collaboration with AstraZeneca.

11

Gross margin from discontinued operations is related to sales of the V-Go insulin delivery device which is accounted for as discontinued operations as a result of the company’s restructuring announcement on March 30th.

Research and development expenses

DKK thousand	Q1 2022	Q1 2021	∆	∆ in percent
Research and development expenses from continuing operations	152,534	135,058	17,476	13%
Research and development expenses from discontinued operations	5,267	250	5,017	2,007%
Research and development expenses in total	157,801	135,308	22,493	17%

The increase in research and development expenses are primarily related to activities with our late-stage clinical programs for dasiglucagon and glepaglutide.

Research and development expense from discontinued operations is related to medical affairs efforts for to the V-Go insulin delivery device which is accounted for as discontinued operations as a result of the company’s restructuring announcement on March 30th.

Sales and marketing expenses

DKK thousand	Q1 2022	Q1 2021	∆	∆ in percent
Sales and marketing expenses from continuing operations	34,546	64,731	-30,185	-47%
Sales and marketing expenses from discontinued operations	40,680	17,200	23,480	137%
Sales and marketing expenses in total	75,226	81,931	-6,705	-8%

The decrease in sales and marketing expenses is due to reduced commercial efforts related to Zegalogue. Zegalogue was approved in March of 2021 and had increased expenses related to the sales and marketing efforts in preparation for the drug launch in June of 2021.

Sales and marketing expenses from discontinued operations are related to the commercial efforts for to the V-Go insulin delivery device which is accounted for as discontinued operations as a result of the company’s restructuring announcement on March 30th.

12

Administrative expenses

DKK thousand	Q1 2022	Q1 2021	∆	∆ in percent
Administrative expenses from continuing operations	50,616	66,883	-16,267	-24%
Administrative expenses from discontinued operations	9,597	691	8,906	1,289%
Administrative expenses in total	60,213	67,574	-7,361	-11%

Administrative expenses decreased due to cost reduction efforts included as a part of the companies announced restructuring on March 30th.

Administrative expenses from discontinued operations are related to the commercial efforts for to the V-Go insulin delivery device which is accounted for as discontinued operations as a result of the company’s restructuring announcement on March 30th.

Operating result

DKK thousand	Q1 2022	Q1 2021	∆	∆ in percent
Operating result from continuing operations	-301,997	-261,133	-40,864	-16%
Operating result from discontinued operations	-41,404	232	-41,636	-17,947%
Operating result in total	-343,401	-260,901	-82,500	-32%

The operating result reflects gross margin, research and development expenses, sales and marketing and administrative expenses, as discussed above.

The operating result from discontinued operations is related to the gross margin, research and development expenses, sales and marketing and administrative expenses for to the V-Go insulin delivery device which is accounted for as discontinued operations as a result of the company’s restructuring announcement on March 30th.

Net financial items

DKK thousand	Q1 2022	Q1 2021	∆	∆ in percent
Net financial items	133,033	19,839	113,194	571%

13

Financial income and financial expenses, which we refer to collectively as net financial items, consist of interest income and expense, fair market value adjustments, banking fees and impact from adjustments related to foreign exchange rates.

The increase in net financial items is primarily related to fair value accounting adjustments related to the prepayment option in the loan agreement with Oberland, please refer to note 14 for further information.

As described in note 28, an amendment to the loan agreement with Oberland was signed on May 10, 2022, partially exercising the prepayment option.

Result before tax

DKK thousand	Q1 2022	Q1 2021	∆	∆ in percent
Result before tax from continuing operations	-168,964	-241,294	72,330	30%
Result before tax from discontinued operations	-41,404	232	-41,636	-17,947%
Result before tax in total	-210,368	-241,062	30,694	13%

Result before tax reflects the operating result and net financial items, as discussed above.

Income tax

DKK thousand	Q1 2022	Q1 2021	∆	∆ in percent
Income tax from continuing operations	-12,076	-904	-11,172	-1,236%
Income tax from discontinued operations	-401	-218	-183	-84%
Income tax in total	-12,477	-1,122	-11,355	-1,012%

The net income tax (expense) is mainly impacted by an impairment of deferred taxes in US as a result of the company’s restructuring announcement on March 30th.

No deferred tax asset regarding the Danish parent company has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized within the near term.

14

Net result

DKK thousand	Q1 2022	Q1 2021	∆	∆ in percent
Net result from continuing operations	-181,040	-242,198	61,158	25%
Net result from discontinued operations	-41,805	14	-41,819	-298,707%
Net result	-222,845	-242,184	19,339	8%

The increase in the net result is primarily a result of reduced sales and marketing and administrative expenses related to Zegalogue in the first three months of 2022.

The decrease in net result discontinued operations is related to the V-Go insulin delivery device which is accounted for as discontinued operations as a result of the company’s restructuring announcement on March 30th.

Liquidity and capital resources

Equity

DKK thousand	March 31, 2022	December 31, 2021	∆	∆ in percent
Equity	709,697	927,803	-218,106	-24%
Equity ratio	39%	45%	N/A	N/A

Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date. The decrease in equity was mainly driven by the loss for the period.

Cash, cash equivalents and Marketable securities

DKK thousand	March 31, 2022	December 31, 2021	∆	∆ in percent
Cash, cash equivalents and Marketable securities	1,123,235	1,428,145	-304,910	-21%

The decrease in cash, cash equivalents and marketable securities is mainly driven by cash spent in the period offset by receivables related to the company’s commercial programs.

As of March 31, 2022 the group has no holdings of marketable securities.

15

Cash flow

DKK thousand	Q1 2022	Q1 2021	∆	∆ in percent
Cash from (used in) operating activities	-317,011	-368,132	51,121	14%
Cash from (used in) investing activities	294,248	-4,828	299,076	6,195%
Cash from (used in) financing activities	-3,461	703,536	-706,997	-100%

The decrease in cash used in operating activities from the same period in 2021 is mainly related to reductions in sales and marketing and administrative expenses as a result of decreased commercial activities and support for Zegalogue and the V-Go wearable insulin delivery device.

Cash from investing activities increased as the group realised it holdings of marketable securities in Q1 2022.

Cash from financing activities decreased from the same period in 2021 due to the financing that took place in January 2021.

The Company monitors its funding position on a monthly basis to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities in order to identify liquidity risk and enable Management and the Board of Directors to prepare for new financing transaction and/ or take relevant expense management activities to allow the Company to continue as a going concern.

As of the date of these financial statements the Company, with its current strategic plans, anticipates that the current cash position and the cash requirements following the announced restructuring on March 30, 2022 will provide a positive cash runway into the first quarter of 2023. While reviewing the Company’s strategic plans and priorities, Management and the Board of Directors are working on extending the cash runway by means of new additional funding for the Company, either through issuance of shares, issuance of debt instruments, establishment of royalty arrangements, divestments, expense management activities or a combination of such, and on this basis believes it is probable that sufficient resources will be obtained in due time prior to the end of 2022 to enable the Company to continue its activities as planned at least through March 31, 2023. On this basis Management has prepared the financial statements based on a going concern assumption.

Since such new source of funding is not obtained of the date of these financial statements, substantial doubt regarding going concern exist, and therefore the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Risk factors

This interim report contains forward-looking statements, including forecasts of future expenses as well as expected business-related events. Such statements are subject to risks and uncertainties as various factors, some of which are beyond the control of Zealand, may cause actual results and performance to differ materially from the forecasts made in this interim report. Without being exhaustive, such factors include e.g. the impact of the global COVID-19 pandemic, interest rate and currency exchange rate fluctuations, larger scale uncertainty about the state of the global economy and the possibility of a global slowdown in economic growth, the effects of potentially increasing inflation on the performance of the equity markets that will make raising capital more difficult, the ongoing conflict in Ukraine, delay or failure of clinical trials and other development activities, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Zealand's products, introduction of competing products, Zealand's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses, and Zealand’s ability to integrate businesses in varying geographies with different commercial and operating characteristics. In particular, the global COVID-19 pandemic could potentially materially adversely impact our business and financial performance, including the timing of our clinical trials, projected regulatory approval timelines, our supply chain and sales of our approved products, as well as our Financial Guidance for 2022 in this interim report, particularly because the COVID-19 pandemic continues to evolve, and its breadth and significance on our business and financial performance is uncertain. In addition, Zealand’s classification as a going concern may hamper the ability to raise additional capital or may mean that it will have to take additional cost saving measures that may cause further delays in the progress of its pre-clinical and clinical programs beyond the internal or publicized projected dates. A more extensive description of risk factors can be found in the 2021 Annual Report under the section Risk management and internal control.

16

Management’s statement on the interim report

The Board of Directors and the Management have considered and adopted the interim report of Zealand Pharma A/S for the three-month period ended March 31, 2022.

The condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act. In our opinion, the condensed consolidated interim financial statements give a true and fair view of the Group’s assets, equity and liabilities and financial position as of March 31, 2022 as well as of the results of the Group’s operations and cash flow for the three-month period ended March 31, 2022.

Moreover, in our opinion, the Management’s Review gives a true and fair view of the development in the Company’s operations and financial conditions, of the net result for the periods and the financial position while also describing the most significant risks and uncertainty factors that may affect the Group.

Copenhagen, May 12, 2022

Management

Adam Sinding Steensberg President and Chief Executive Officer	Matthew Dallas Senior Vice President and Chief Financial Officer

Board of Directors

Alf Gunnar Martin Nicklasson Chairman	Kirsten Aarup Drejer Vice Chairman	Jeffrey Berkowitz Board member

Bernadette Mary Connaughton Board member	Leonard Kruimer Board member	Alain Munoz Board member

Michael John Owen Board member	Anneline Nansen Board member Employee elected	Iben Louise Gjelstrup Board member Employee elected

Jens Peter Stenvang Board member Employee elected	Nikolaj Frederik Beck Board member Employee elected

17

Independent auditor’s report

To the shareholders of Zealand Pharma A/S

We have reviewed the interim condensed consolidated financial statements of Zealand Pharma A/S for the three-month period ended March 31, 2022, which comprise a condensed consolidated income statement and statement of comprehensive income for the three-month period ended March 31, 2022, statement of financial position at March 31, 2022, and statement of changes in equity and statement of cash flow for the three-month period ended March 31, 2022, and notes, including accounting policies. The interim condensed consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act.

Management's responsibilities for the interim condensed consolidated financial statements

Management is responsible for the preparation of interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act and for such internal control as Management determines is necessary to enable the preparation of interim condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibilities

Our responsibility is to express a conclusion on the interim condensed consolidated financial statements. We conducted our review in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Entity and additional requirements applicable in Denmark.

This requires us to conclude whether anything has come to our attention that causes us to believe that the interim condensed consolidated financial statements, taken as a whole, are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act. This standard also requires us to comply with ethical requirements.

A review of the interim condensed consolidated financial statements in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Entity is a limited assurance engagement. The auditor performs procedures primarily consisting of making enquiries of Management and others within the company, as appropriate, applying analytical procedures and evaluate the evidence obtained.

The procedures performed in a review are substantially less that those performed in an audit conducted in accordance with the International Standards on Auditing. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that these interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, and additional requirements of the Danish Financial Statements Act.

Emphasis of matter in the interim condensed consolidated financial statements

The interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the interim condensed consolidated financial statements, the Company, with its current strategic plans, will have sufficient cash to finance its operations into the first quarter of 2023 and substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. We have not modified our opinion in respect of this matter.

Copenhagen, May 12, 2022

18

EY

Godkendt Revisionspartnerselskab

CVR no. 30 70 02 28

Christian Schwenn Johansen State Authorized Public Accountant mne33234	Rasmus Bloch Jespersen State Authorized Public Accountant mne35503

19

Interim condensed consolidated financial statements

Interim condensed consolidated income statement for the three-month period ended March 31, 2022 and 2021.

		Reviewed
DKK thousand	Note	Q1 2022	Q1 2021
Revenue	4	15,077	5,704
Cost of goods sold		-2,912	0
Gross margin		12,165	5,704

Research and development expenses	5	-152,534	-135,058
Sales and marketing expenses	5	-34,546	-64,731
Administrative expenses	5	-50,616	-66,883
Total Operating expenses		-237,696	-266,672

Other operating income	6	112	254
Other operating expenses	6	-76,578	-419
Operating result		-301,997	-261,133

Financial income	7	153,505	22,589
Financial expenses	8	-20,472	-2,750
Result before tax		-168,964	-241,294

Income tax	9	-12,076	-904
Net result for the period from continuing operations		-181,040	-242,198

Net result for the period from discontinued operations	3	-41,805	14
Net result for the period		-222,845	-242,184

Earnings/loss per share from continuing operations – basic/diluted (DKK)	10	-4.19	-5.78

Earnings/loss per share from discontinuing operations – basic/diluted (DKK)	10	-0.97	0.00

Earnings/loss per share – basic/diluted (DKK)	10	-5,16	-5.78

20

Interim condensed consolidated statement of comprehensive income (loss) for the three-month period ended March 31, 2022 and 2021.

		Reviewed
DKK thousand	Note	Q1 2022	Q1 2021
Net result for the period		-222,845	-242,184
Exchange differences on translation of foreign operations		2,026	2,748
Comprehensive result for the period		-220,819	-239,436

21

Interim condensed consolidated statements of cash flow for the three-month period ended March 31, 2022 and 2021 and for the twelve-month period ended December 31, 2021

		Reviewed
DKK thousand	Note	Q1 2022	Q1 2021
Net result for the period		-222,845	-242,184
Adjustments for other non-cash items		-79,934	-49,586
Change in working capital		8,183	-69,696
Interest paid		-11,642	-962
Deferred revenue		-10,956	-5,704
Income tax paid/received		183	0
Cash used in operating activities		-317,011	-368,132

Change in deposits		427	-348
Proceeds from marketable securities		297,559	0
Purchase of property, plant and equipment		-3,738	-4,480
Cash used in investing activities		294,248	-4,828

Proceeds from issuance of shares related to exercise of share-based compensation		0	3,911
Proceeds from issuance of shares		0	748,974
Costs related to issuance of shares		0	-46,453
Leasing liabilities		-3,461	-2,896
Cash from financing activities		-3,461	703,536

Decrease/increase in cash and cash equivalents		-26,224	330,576
Cash and cash equivalents at beginning of period		1,129,103	960,221
Exchange rate adjustments		20,356	16,757
Cash and cash equivalents at end of period		1,123,235	1,307,554

22

Interim condensed consolidated statements of financial position as of March 31, 2022 and December 31, 2021

		Reviewed	Audited
DKK thousand	Note	March 31, 2022	December 31, 2021
ASSETS
Non-current assets
Intangible assets	11	2,531	53,790
Property, plant and equipment	12	64,036	86,454
Right-of-use assets	13	123,139	134,994
Other investments	14	29,736	26,907
Deposits		11,580	12,638
Corporate tax receivable		1,268	1,268
Deferred tax assets		6,738	13,525
Prepaid expenses	18	16,456	16,457
Total non-current assets		255,484	346,033

Current assets
Inventories	16	3,760	118,436
Trade receivables	17	71,083	73,025
Prepaid expenses	18	63,817	64,626
Corporate tax receivable		16,448	21,562
Other receivables	19	5,051	15,802
Embedded derivatives	14	142,100	0
Marketable securities	14	0	299,042
Cash and cash equivalents (incl. cash subject to liquidity covenant)	15, 20	1,123,235	1,129,103
Disposal groups classified as held for sale	3	156,404	0
Total current assets		1,581,898	1,721,596

Total assets		1,837,392	2,067,629

EQUITY AND LIABILITIES
Share capital	21	43,634	43,634
Treasury shares	22	-71,890	-71,890
Share premium		4,253,020	4,250,306
Translation reserve		16,181	14,155
Retained losses		-3,531,247	-3,308,402
Equity		709,697	927,803

Borrowings	23	661,933	647,906
Deferred revenue		2,113	14,551
Other liabilities	25	18,427	18,426
Lease liabilities	13	115,047	124,626
Non-current liabilities		797,520	805,509

Trade payables	24	42,420	64,558
Lease liabilities	13	13,217	14,897
Deferred revenue		54,514	53,033
Restructuring provision	26	44,129	0
Rebate and product return liabilities		31,149	28,695
Other liabilities	25	135,804	173,134
Liabilities directly associated with disposal groups held for sale	3	8,932	0
Current liabilities		330,165	334,317

Total liabilities		1,127,685	1,139,826
Total shareholders’ equity and liabilities		1,837,382	2,067,629

23

Interim condensed consolidated statements of changes in equity for the three-month period ended March 31, 2022 and 2021

	Reviewed
	Share	Treasury	Share	Translation	Retained
DKK thousand	capital	shares	premium	reserve	loss	Total
Equity at January 1, 2021	39,800	-1,700	3,472,487	8,977	-2,290,253	1,229,311
Other comprehensive income for the period	0	0	0	2,748	0	2,748
Net loss for the period	0	0	0	0	-242,184	-242,184
Share-based compensation	0	0	8,038	0	0	8,038
Treasury shares	0	-41,600	0	0	0	-41,600
Capital increase	3,628	0	749,258	0	0	752,886
Costs related to capital increases	0	0	-46,453	0	0	-46,453
Equity at March 31, 2021	43,428	-43,300	4,183,330	11,725	-2,532,437	1,662,746

Equity at January 1, 2022	43,634	-71,890	4,250,306	14,155	-3,308,402	927,803
Other comprehensive income for the period	0	0	0	2,026	0	2,026
Net loss for the period	0	0	0	0	-222,845	-222,845
Share-based compensation	0	0	2,714	0	0	2,714
Equity at March 31, 2022	43,634	-71,890	4,253,020	16,181	-3,531,247	709,698

24

Note 1 - Basis of preparation and changes to the Group’s accounting policies

Basis of preparation

The interim condensed consolidated financial statements of Zealand Pharma A/S (The Group) have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by EU and additional requirements of the Danish Financial Statements Act. The interim condensed consolidated financial statements are presented in Danish kroner (DKK) which is also the functional currency of the parent company.

The accounting policies used in the interim condensed consolidated financial statements are consistent with those used in the Company’s annual financial statement for the year ended December 31, 2021 except for non-current assets (or disposal groups) held for sale and discontinued operations and provision for restructuring costs, which are relevant account policies for the current interim period.

Non-current assets (or disposal groups) held for sale and discontinued operations.

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the noncurrent asset (or disposal group) is recognized at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss. Comparatives in the statement of profit and loss for previous periods are restated to reflect the result of discontinued operations.

25

Provision for restructuring costs

Provision for restructuring obligations is recognized when an event creates a legal or constructive obligation that results in the Company having no realistic alternative to settling that obligation, that can derive from a contract, legislation or other operation of law. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

The restructuring provision comprises short-term employee benefits that are payable when employment is terminated by the Company before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

New standards, interpretations and amendments adopted by the Group

IASB has issued a number of new and amended standards which are not yet effective. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2022, but do not have an impact on the interim condensed consolidated financial statements of the Group.

Significant accounting estimates and judgements

The preparation of the interim condensed consolidated financial statements requires Management to make judgments and estimates that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. In applying our accounting policies, Management is required to make judgements and estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The estimates used are based on assumptions assessed to be reasonable by Management. However, estimates are inherently uncertain and unpredictable. The assumptions may be incomplete or inaccurate, and unexpected events or circumstances may occur. Furthermore, we are subject to risks and uncertainties that may result in deviations in actual results compared with estimates.

26

Judgements and estimates applied

Discontinued operation and disposal group held for sale

Management has determined that the V-Go activities are one cash-generating unit (CGU) based on independent cash inflows and that the V-Go activity met all the criteria for classification as a discontinued operation as of March 31, 2022. Accordingly, the activity has been classified as a discontinued operation in the interim income statement and as disposal group held for sale in the statement of financial position as of March 31, 2022.

Furthermore, management has evaluated whether the Zegalogue activities would also have met the criteria for classification as a disposal group held for sale as of March 31, 2022. Management have determined that the criteria in IFRS 5 have not been fulfilled as it has not been determined how Zealand Pharma will continue the Zegalogue activity in the US as of March 31, 2022.

Going concern

Management has determined that the groups interim condensed consolidated financial statements can be prepared under the assumption of going concern. Reference is made to note 2 for further information.

Valuation of prepayment option on Oberland Loan

The valuation of the prepayment option on the loan agreement with Oberland is based on unobservable inputs and thus requires significant estimates and assumptions. The estimates and assumptions management have applied is described in note 14.

Impairment considerations

Following the March 30, 2022 restructuring announcement where the group disclosed intentions to exit US sales activities and thus reduce US operations significantly, management has reviewed the groups US assets for impairment to determine if the carrying amount can be upheld. Reference is made to note 3 (disposal group held for sale), note 9 (tax asset), note 13 (right-of-use asset) and note 16 (inventory) for further information.

For further information regarding significant accounting estimates and judgments see note 1 in the Annual Report for 2021.

Restructuring provisions

Following the March 30, 2022 restructuring announcement where the group disclosed intentions to exit US sales activities and thus reduce US operations significantly, the Company has made severance agreement with the affected employees to reduce the operations in US and DK. The restructuring provision recognized is based on the terms and conditions of these agreements accepted by the employees. Management has assessed that the measurement is not associated with significant accounting judgement.

Information on COVID-19

Our business, operations and clinical studies were, of course, impacted by the effects of COVID-19. Although our clinical studies continued without interruption during 2021 and the first three-month period of 2022, there were delays and increased total costs arising from the implications of COVID-19.

However, we have not recognized any write-offs, impairments of assets, or losses to onerous contracts due to COVID-19.

27

The COVID-19 pandemic is also having an effect on other aspects of our business, including: our third-party manufacturers, and other third parties; albeit with no material effect or impact. The COVID-19 pandemic may, in the long-term, affect the productivity of our staff; our ability to attract, integrate, manage and retain qualified personnel or key employees; our global supply chains and relationships with vendors and other parties; significant disruption of global financial markets; and reduced ability to secure additional funding. We continuously monitor the COVID-19 pandemic and its potential impact on our business and financials.

Note 2 – Going concern uncertainties

The Company monitors its funding position on a monthly basis to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities in order to identify liquidity risk and enable Management and the Board of Directors to prepare for new financing transaction and/ or take relevant expense management activities to allow the Company to continue as a going concern.

As of the date of these financial statements the Company, with its current strategic plans, anticipates that the current cash position and the cash requirements following the announced restructuring on March 30, 2022 will provide a positive cash runway into the first quarter of 2023. While reviewing the Company’s strategic plans and priorities, Management and the Board of Directors are working on extending the cash runway by means of new additional funding for the Company, either through issuance of shares, issuance of debt instruments, establishment of royalty arrangements, divestments, expense management activities or a combination of such, and on this basis believes it is probable that sufficient resources will be obtained in due time prior to the end of 2022 to enable the Company to continue its activities as planned at least through March 31, 2023. On this basis Management has prepared the financial statements based on a going concern assumption.

Since such new source of funding is not obtained of the date of these financial statements, substantial doubt regarding going concern exist, and therefore the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Note 3 – Discontinued operations

On March 30, 2022 the group announced its intension to exit the US sales activities including the V-Go activity. As a consequence hereof the group initiated an active program to locate a buyer for its V-Go activities. Management has determined that the V-Go activity as per March 31, 2022 met the criteria to be classified as a disposal group held for sale and as a discontinued operation. Therefore, the carrying amounts of the related assets and liabilities were reclassified in the interim statements of financial position as of March 31, 2022 and all amortization and depreciation ceased. Furthermore, the result of the V-Go activities are presented separately in the interim income statement.

28

The results and the cash flow of the V-Go activities are presented below as a discontinued operation for the interim period ended March 31, 2022 and March 31, 2021:

DKK thousand	Q1 2022	Q1 2021
Revenue	35,709	42,115
Cost of goods sold	-21,569	-23,742
Gross margin	14,140	18,373

Research and development expenses	-5,267	-250
Sales and marketing expenses	-40,680	-17,200
Administrative expenses	-9,597	-691
Total Operating expenses	-55,544	-18,141

Result before tax	-41,404	232

Income tax	-401	-218
Net result from discontinued operations	-41,805	14

DKK thousand	Q1 2022	Q1 2021
Cash flows from discontinued operations
Net cash inflow (outflow) from operating activities	-46,755	-10,605
Net cash inflow (outflow) from investing activities	-447	-910
Net cash (outflow) from financing activities	-601	-544
Net cash increase (decrease) generated from the discontinued operation	-47,803	-12,059

The following assets and liabilities were reclassified as held for sale in relation to the discontinued operation as at March 31, 2022:

DKK thousand	March 31, 2022
Assets classified as held for sale
Intangible assets	50,252
Property, plant and equipment	16,669
Other fixtures and fittings	662
Building improvements	885
Assets under construction	2,563
Right-of-use assets	8,249
Deposits	631
Inventories	76,523
Total assets of disposal group held for sale	156,404

Liabilities directly associated with assets classified as held for sale
Lease liabilities	8,932
Total liabilities of disposal group held for sale	8,932

Assets and liabilities of disposal group classified as held for sale during the reporting period were measured at the lower of its carrying amount and fair value less costs to sell at the time of the reclassification. Management has assessed that the expected fair value less costs to sell exceeds the carrying amount based on the ongoing non-binding discussions with potential buyers. Consequently, no write-downs have been made to the assets in the table above.

29

Note 4 - Revenue

Revenue can be specified as follows:

DKK thousand	Q1 2022	Q1 2021

Alexion Pharmaceuticals Inc.	10,956	5,704
Total license and milestone revenue	10,956	5,704

Total sale of goods revenue net	39,830	42,115
- Hereof related to discontinued operations	-35,709	-42,115
Sale of goods revenue net from continuing operations	4,121	0
Total revenue from continuing operations	15,077	5,704

Total revenue recognized over time	10,956	5,704
Total revenue recognized at a point in time	4,121	0

License revenue for the first three months of 2022 and 2021 is related to the research and development agreement with Alexion Pharmaceuticals entered into in March 2019. Under the agreement DKK 11.0 million is accounted for as deferred revenue as of March 31, 2022.

Sale of goods revenue for the first three months of 2022 of DKK 35.7 million related to V-Go and DKK 4.1 million related to Zegalogue. Following the March 30, 2022 restructuring announcement V-Go sales are accounted for as discontinued operations. The net sales comprise of gross sales of DKK 81.3 million and discounts and rebates of DKK -41.5 million (DKK 82.3 million and DKK -40.2 million respectively for the three months ended March 31, 2021).

Zealand is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. Beside from the V-Go activities which is presented separately as discontinued operations and disposal group held for sale, no separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets and no segment information is currently included in the internal reporting.

Net revenue in the US for the three-month period ended March 31, 2022 is DKK 50.8 million including license and milestone revenue and sale of goods (DKK 47.8 million for the three months ended March 31, 2021).

Note 5 – Research and development, Sales and marketing and Administrative expenses

The decrease from the first three months of 2022 over 2021 is due to a reduction in sales and marketing expense as commercial efforts for Zegalogue decreased period over period as well as the impact from activities related to V-Go activities being presented as discontinued operations as described in note 3.

30

Note 6 – Other operating items

Recognized other operating income and expenses can be specified as follows:

DKK thousand	Q1 2022	Q1 2021
Government grants	112	255
Other operating income	112	255

Restructuring costs	-75,836	0
Loss on sale of fixed assets	-742	-419
Other operating expenses	-76,578	-419
Other operating items, net	-76,466	-164

Restructuring costs comprises severance costs (DKK -44.1 million), write-off of inventories (DKK -45.6 million) and reversal of costs related to forfeited share-based incentive programs (DKK 13.9 million) incurred as a result of the March 30, 2022 company announcement.

Note 7 – Financial income

Recognized financial income can be specified as follows:

DKK thousand	Q1 2022	Q1 2021
Currency exchange adjustments	9,146	22,589
Fair value adjustments of prepayment option	144,359	0
Financial income	153,505	22,589

Fair value adjustments of prepayment option relate to fair value adjustment of the embedded derivative from the loan agreement with Oberland. Reference is made to note 14 for further information.

Note 8 - Financial expenses

Recognized financial expenses can be specified as follows:

DKK thousand	Q1 2022	Q1 2021
Interest expenses and banking fees	-18,839	-2,750
Fair value adjustment of marketable securities	-1,633	0
Financial expenses	-20,472	-2,750

31

Note 9 – Income tax

Following the March 30, 2022 restructuring announcement the group expects reduced activities in the US going forward. As a result, the value of the groups tax asset related to US activities was remeasured leading to an impairment of the tax asset of DKK 10.6 million. The impairment of the tax asset was partly offset by the tax effect of the impairment of Zegalouge related inventories as described in note 16.

The group still have operations in US ensuring a taxable income and it is management’s assessment that these activities support the remaining tax asset of DKK 6.7 million.

The tax amount recognized in 2022 includes tax income of DKK 1.3 million relating to corporate tax benefit in Denmark, tax expenses in US of DKK 2.8 million and the above-mentioned impairment of the recognized tax asset related to US operations of DKK 10.6 million.

Note 10 - Earnings/Loss per share

The earnings/loss and weighted average number of ordinary shares used in the calculation of basic and diluted earnings/loss per share are as follows:

DKK thousand	Q1 2022	Q1 2021
Net earnings/loss used in the calculation of basic/diluted earnings per share from continuing operations	-181,040	-242,198
Net earnings/loss used in the calculation of basic/diluted earnings per share from discontinuing operations	-41,805	14
Total net earnings/loss	-222,845	-242,184

Weighted average number of ordinary shares	43,634,412	42,151,987
Weighted average number of treasury shares	-418,247	-202,655
Weighted average number of ordinary shares used in the calculation of basic/diluted loss per share	43,215,895	41,949,332

Earnings/loss per share from continuing operations – basic/diluted (DKK)	-4.19	-5.78
Earnings/loss per share from discontinued operations – basic/diluted	-0.97	0.00
Total earnings/loss per share – basic/diluted	-5.16	-5.78

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings/loss per share:

	March 31, 2022	March 31, 2021
Outstanding warrants under the 2015 Employee incentive program	1,307,536	1,827,171
Outstanding warrants under the 2020 Employee incentive program	56,877	63,217
Outstanding Performance Share Units (PSUs) under the LTIP 2019 program	16,703	19,765
Outstanding Restricted Share Units (RSUs) under the LTIP 2020 program	11,027	27,466
Outstanding Performance Share Units (PSUs) under the LTIP 2021 program	124,669	0
Outstanding Restricted Share Units (RSUs) under the LTIP 2021 program	286,467	0
Total outstanding warrants/PSUs/RSUs	1,803,279	1,937,619

32

Total number of outstanding warrants, PSUs and RSUs for long-term incentive programs currently unexercised or under vesting have been negatively impacted by 401,696 from the termination of employees end of March 2022 in connection with the restructuring.

Note 11 – Intangible assets

Intangible assets of DKK 2.5 million recognized as of March 31, 2022 compared to DKK 53.8 million as of December 31, 2021. As of March 30, 2022 the remaining balance DKK 50.3m relating to the physician relationships acquired with Valeritas was classified as assets of disposal groups held for sale. Please refer to note 3 for further information.

Note 12 – Property, plant and equipment

DKK thousand	March 31, 2022	December 31, 2021
Plant and machinery	17,862	36,581
Other fixtures and fittings	5,142	6,595
Building improvements	29,628	31,166
Assets under construction	11,404	12,112
Carrying amount	64,036	86,454

The decrease from DKK 86.5 million at December 31, 2021 to DKK 64.0 million as at March 31, 2022 is primarily related to assets classified as assets of disposal group held for sales as described in note 3.

Note 13 – Right-of-use assets and lease liabilities

The decrease in right-of-use assets and lease liabilities mainly relates to the facilities in Marlborough being classified as a part of the disposal group held for sale as described in note 3.

33

On March 30, 2022 the group announced its restructuring plan which reduced the activities in US significantly. Management have assessed that the value of the right-of-use asset related to the group’s facilities in Boston will be supported by the ongoing operations in US related to Zegalogue.

Note 14 - Financial instruments

As of March 31, 2022, and December 31, 2021, the following financial instruments are measured at fair value through profit or loss:

DKK thousand	March 31, 2022	December 31, 2021
Marketable securities	0	299,042
Embedded derivatives	142,100	0
Other investments	29,736	26,907
Financial assets measured at fair value	171,836	325,949

The fair value of marketable securities are measured is based on Level 1 in the fair value hierarchy, whereas the prepayment option and other investments is based on Level 3 in the fair value hierarchy. No financial assets are based on Level 2.

Embedded derivatives comprise the prepayment option of the Oberland loan.

On December 31, 2021, Zealand entered into a financing agreement with Oberland. The main terms of the loan are described in note 25 of the 2021 annual report. As of December 31, 2021, fair value of the repayment option was determined to be immaterial. However due to the change in strategy, the conditions for release of the liquidity covenant being 12 months cumulative revenue of at least 50 MUSD is now considered unlikely to be met. Therefore, Zealand is effectively restricted from obtaining access to the funds. The basis for measuring fair value is determined to be an entity (market participant) which is expected not to meet the liquidity covenant and needs the funds. Consequently, fair value has been determined as the present value of the difference between the interest payments on the loan less deposit income from the required amount of liquidity discounted to the prepayment date which maximizes the value of the prepayment option less the prepayment premium. The following assumptions have been applied assuming prepayment at the date, which maximizes the fair value of the prepayment option, December 31, 2022.

The fair value of the prepayment options has developed from DKK 0 on December 31, 2021, to DKK 142.1 million on March 31, 2022. The gain has been recognized as finance income.

Assumption	Value assigned to assumption
Cash flow loan	US LIBOR rate (annual forward rates) + 6% + “catch up” payment to arrive at an IRR of 9.75%
Deposit income	US LIBOR rate (annual forward rates)
Discount rate	11%

34

The discount rate applied is determined based on unobservable data. Had the discount rate applied been 2% higher, fair value of the prepayment option would have been DKK 16.5 million lower.

The terms of the loan were amended on May 10, 2022. Refer to note 28 for a description of the amendments and the financial impact.

Other investments consist of a USD 5.4 million (December 31, 2021: USD 5.4 million) investment in Beta Bionics, Inc., the developer of iLet™, a fully integrated dual-hormone pump (bionic pancreas) for autonomous diabetes care.

In determining fair value, Zealand are using valuations from third party specialists combined with considerations around the impact of any recent share capital issuances by Beta Bionics as an indicator of the fair value of the shares. In particular, Beta Bionics undertook a capital offering in June 2019 and subsequent infliction points was used as the basis for determining fair value.

Based on an updated valuation report the fair value of the investment in Beta Bionics has developed from DKK 26.9 million at December 31, 2021 to DKK 29.7 million at March 31, 2022. The gain has been recognized as finance income.

For the three months ended March 31 a net gain of DKK 144.9 million related to financial instruments categorized within level 3 of the fair value hierarchy have been recognized as a finance income (March 31, 2021: gain of DKK 1.6 million).

There were no transfers between levels 1, 2 and 3 for recurring fair value measurements during the interim periods ended March 31, 2022 and 2021.

Note 15 – Capital Management

The Company’s capital management objectives and policies are unchanged from the ones described in the Annual report of the Company for 2021 with the exception of the company’s commercial objectives. On March 30, 2022 the company announced that it will discontinue to support commercial operations in the United States and will prioritize research and development. With the implementation of this strategy the company will cease generating revenue from the product sales of its commercial programs and will instead look to out-license, sell, or partner their commercial and late-stage assets as a way of providing for the company’s near and long-term capital requirements.

At the Zealand Annual Meeting held on April 6, 2022 the shareholders granted the company the ability during the period until 15 April 2026 to raise loans against issuance of convertible debt instruments with access to conversion to shares in the Company (convertible debt instruments) of up to a total of nominally DKK 10,850,136 without pre-emption rights for existing shareholders in accordance with the adopted new Articles 8.13-8.15 of the Company's Articles of Association.

35

Note 16 - Inventories

DKK thousand	March 31, 2022	December 31, 2021
Raw materials	0	35,816
Work in progress	0	29,588
Finished goods	3,760	53,032
Inventories	3,760	118,436

DKK 78.8 million of V-Go related inventory has been included in disposal groups held for sale. For further information please refer to note 3.

With the March 30th restructuring announcement raw materials and work in progress inventories with a value of DKK 45.6 million were written off for Zegalogue. The cost is recognized as a restructuring cost in other operating expenses.

The remaining inventory for finished goods relates the materials required to support the current Zegalogue sales projections.

Note 17 – Trade receivables

The decrease in Trade receivables from DKK 73.0 million on December 31, 2021 to DKK 71.1 million on March 31, 2022 is related to receivable related to a reduction of product sales in the period.

No trade receivables are a part of the assets related to the disposal group held for sale.

Note 18 – Prepaid expenses

Prepaid expenses primarily relate to insurance cost and research cost. Since December 31, 2021 there have been a decrease in prepayments relating to insurance cost which have been offset by a similar increase in prepayments relating to research cost.

Note 19 - Other receivables

DKK thousand	March 31, 2022	December 31, 2021
VAT	3,316	10,682
Other	1,735	5,120
Other receivables	5,051	15,802

Other receivables are mainly related to various receivables including VAT receivables, sub-supplier arrangements etc.

36

Note 20 - Cash and cash equivalents

DKK thousand	March 31, 2022	December 31, 2021
DKK	136,606	11,336
USD	961,879	1,098,160
EUR	24,750	19,607
Total cash and cash equivalents	1,123,235	1,129,103

As of March 31, 2022, DKK 670 million (USD 100 million) is covered by a liquidity covenant. Please refer to note 25 in the annual report 2021 for further information.

With the amendment to the loan agreement with Oberland signed May 10, 2022, the covenants were lifted. Please refer to note 28 for further information.

Note 21 - Changes in share capital

The following changes have occurred in the share capital during the respective year-to-date interim periods:

No. of shares (thousand)
Share capital at January 1, 2021	39,800
Increase due to issue of new shares	3,628
Share capital at March 31, 2021	43,428

Share capital at January 1, 2022	43,634
Increase due to issue of new shares	0
Share capital at March 31, 2022	43,634

Note 22 – Treasury shares

The total number of treasury shares as of March 31, 2022 is 418,247 (December 31, 2021: 418,247). Treasury shares are allocated to long term incentive compensation plans.

Note 23 – Borrowings

As further discussed in note 25 of the 2021 annual report, Zealand entered into a USD 100 million loan agreement with Oberland in December 2021. Certain asset sales will require repayment of an amount equal to the proceeds + the prepayment premium. As further discussed in note 3 Zealand has initiated a process for disposal of the V-Go activities. Any proceeds obtained from such sales fall under the repayment clause. Further, proceeds from entering into partnership agreements etc. relating to Zegalogue, if any, will fall under the clause.

37

As of March 31, 2022, no binding sales agreement was entered into, and consequently, there is no current obligation to repay any part of the loan. Therefore, Zealand has as of March 31, 2022 an unconditional right to defer payment of the loan in full until December 31, 2028.

On May 10, 2022, Zealand entered into an agreement to amend certain terms of the Oberland loan. Please refer to note 28 for further information.

Note 24 – Trade payables

The decrease in Trade payables from DKK 64.6 million as of December 31, 2021 to DKK 42,4 million at March 31, 2022 is mainly relating to timing differences.

Note 25 - Other liabilities

DKK thousand	March 31, 2022	December 31, 2021
Employee benefits	35,393	84,800
Royalty payable to third party	5,599	5,860
Development project costs	22,124	18,736
Other payables	91,115	82,164
Total other liabilities	154,231	191,560

The decrease in other liabilities is mainly related to a decrease in Employee benefits due to the payout of bonus in Q1 2022.

Note 26 – Restructuring provision

As a consequence of the Group’s decision to exit the US sales activities, a significant restructuring has been made on March 30, 2022. A restructuring provision has been made for termination benefits expected to be paid. As the employees continue to deliver services to Zealand no provision regarding salaries have been made. These termination benefits are fully provided for in the current reporting period.

Other direct costs attributable to the restructuring, including costs incurred in relation to revaluation of inventories and reversal of costs related to share-based incentive programs, are DKK 31.7 million. These costs were fully provided for in the current reporting period. The remaining provision of DKK 44.1 million is expected to be fully utilized over the next 12 months.

	Q1 2022			Q1 2021
DKK thousand	Current	Non-current	Total	Current	Non-current	Total
Restructuring provisions	44,129	0	0	0	0	0
Provisions at March 31, 2022	44,129	0	0	0	0	0

38

DKK thousand	Q1 2022	Q1 2021
Restructuring provision
Carrying amount at start of year	0	0
Charges to profit and loss:
Additional provision recognized	44,129	0
Unused amounts reversed	0	0
Amounts used in period	0	0
Carrying amount at year end	44,129	0

Note 27 - Contingent assets, liabilities, other contractual obligations and collateral provided

Contingent assets

As of March 31, 2022, Zealand is still eligible for a payment from Sanofi of up to USD 10.0 million which is expected in 2022. However, it is Management’s opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and therefore the company has not recognized an asset in the statement of financial position of the Group.

Contingent liabilities and contractual obligations

As of March 31, 2022, total contractual obligations related to agreements with CRO’s and CMO’s amounted to DKK 297.8 million (DKK 157.7 million for 2022 and DKK 140.0 million for the years 2023 up to and including 2026).

Zealand may be required to pay future development, regulatory and commercial milestones related to the acquisition of Encycle Therapeutics. Refer to note 13 in the Annual Report 2021.

Collateral provided

The Group has provided floating charge collateral with all assets which can be collaterised including shares in subsidiaries.

Note 28 - Significant events after the reporting period

Amendment to Note Purchase Agreement with Oberland Capital

On May 10, 2022, Zealand entered into an agreement to amend certain terms of the Oberland loan. The amendments were as follows:

•	Prepayment of 50% of the principal which including a prepayment premium of 20% amounts to 60 MUSD Removal of the liquidity covenant meaning that Zealand has no limitations in respect of utilizing the cash held by the Group

•	Carve out of proceeds from sale or entering into partnership agreements regarding V-Go and Zegalogue in respect of the obligation to repay proceeds obtained from sale of certain assets

•	50% prepayment option premium irrespective of the date of prepayment

39

Management considers the amendments to comprise terms which are substantially different from the term applicable prior to the amend. Consequently, the modification will be accounted for as an extinguishment of the loan subject to the original terms and recognition of a new liability.

Under the amended terms, Management estimates that fair value of the prepayment option for the remaining outstanding amount is insignificant due to the fact that release from the liquidity covenant a market participant would not benefit from prepaying the loan due to the fact that the funds are available for use for a market participant.

Following the partial repayment and modification to the terms, Zealand will in Q2 report a loss within financial items comprising of

1.	Loss on exercise of the prepayment option.

2.	Remeasurement of the prepayment option for the remaining outstanding amount

3.	Recognition of unmortised transaction costs

4.	Off market element, if any, following the modification

Items 1-3 amount to a loss of approx. DKK 208 million. Management is currently assessing item 4.

40